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                             October 26, 2021

       Bill W. Wheat
       Chief Financial Officer
       D.R. Horton, Inc.
       1341 Horton Circle
       Arlington, Texas 76011

                                                        Re: D.R. Horton, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2020
                                                            Response dated
September 29, 2021
                                                            File No. 001-14122

       Dear Mr. Wheat:

              We have reviewed your September 29, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2021 letter.

       Form 10-K for the Fiscal Year Ended September 30, 2020

       General

   1.                                                   Refer to prior comment
1. Please tell us in quantified terms what your capital
                                                        expenditures for
climate related projects were for the years ended September 30, 2020 and
                                                        September 30, 2021. In
your response, please describe the nature of the climate-related projects you
considered, including any planned future expenditures, and explain how you determined that the
amounts were not material.
   2. Your response to prior comment 2 states that you have not experienced material indirect consequences of
climate-related regulation or business trends and that you do not believe that they are
reasonably likely to have a material impact on the specific aspects of your business that you
referenced. It appears that your response is conclusory in nature and does not adequately
address the individual items in our prior comment. Please describe
 Bill W. Wheat
D.R. Horton, Inc.
October 26, 2021
Page 2
      the climate-related regulations or business trends and the indirect consequences from them that you considered in your analysis and explain how you concluded they were not material.
3. Refer to prior comment 3. You state that you disclosed in a risk factor that weather conditions and natural disasters could adversely affect your business; however, your response does not appear to discuss the significant physical effects of climate change on your operations and results. Accordingly, please discuss the physical effects of climate change on your operations and results or explain in greater detail how you concluded that such effects have been, and are expected to continue to be, immaterial to your operations and results. In order to help us assess your response, please provide a quantification of weather-related damages to your property or operations, a discussion of how weather related impacts have affected or may affect your customers and suppliers and a discussion of any weather-related impacts on the cost or availability of insurance.
4. In response to prior comment 4 you state that you currently have no pending litigation related to climate change and that you will "adjust your risk factor disclosure as necessary" to reflect the potential for litigation risks. Please tell us how you considered providing disclosure at this time addressing the possibility of climate-related litigation and its potential impact.
5. Your response to prior comment 5 states that the compliance costs related to climate change you have incurred are not material to your financial position or results from operations and that you do not reasonably expect such costs to be material in the foreseeable future. Please tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.
      You may contact Maryse Mills-Apenteng at 202-551-3457 or Pam Long at 202-551-
3765 with any questions.



                                                             Sincerely,
FirstName LastNameBill W. Wheat
                                                             Division of
Corporation Finance
Comapany NameD.R. Horton, Inc.
                                                             Office of Real
Estate & Construction
October 26, 2021 Page 2
cc:       Thomas B. Montano
FirstName LastName